Guggenheim

Investments

March 13, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention: Kasey Robinson

Re:	CurrencyShares® Euro Trust–
Registration Statement on Form S-3
Filed March 6, 2017
(Registration No. 333-216477)

Dear Ms. Robinson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Financial Officer of Guggenheim Specialized Products, LLC, the sponsor (the “Sponsor”) of the CurrencyShares® Euro Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) on Wednesday, March 15, 2017 at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Sponsor on behalf of the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Sponsor and the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact counsel for the Trust, Lisa M. Conmy at (312) 832-4356, should you have any questions or comments regarding this request.

GUGGENHEIM SPECIALIZED PRODUCTS, LLC

By:	/s/ Keith Kemp
Keith Kemp
Chief Financial Officer